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                              153 East 53rd Street
                            New York, New York 10022

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     Joshua N. Korff
To Call Writer Directly:         212-446-4800                        Facsimile:
      212 446-4943                                                  212-446-4900
   jkorff@kirkland.com         www.kirkland.com
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                               February 20, 2007


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:  William Bennett
            Robert Carroll
            Kathleen Krebs
            Kyle Moffatt
            Larry Spirgel

      Re:   CLEARWIRE CORPORATION
            AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM S-1 FILED JANUARY 29, 2007

Ladies and Gentlemen:

            On behalf of our client, Clearwire Corporation, a Delaware corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for your reference a complete copy of Amendment No. 4 to the Registration Statement on Form S-1 of the Company (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on February 20, 2007. A copy of Amendment No. 4 to the Form S-1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

      The Registration Statement updates certain of the disclosures contained in Amendment No. 3 to the Registration Statement, including the Company's consolidated financial statements as of and for the year ended December 31, 2006.

      The Company is also providing additional information in response to comment number 2 of the letter to Mr. Broady R. Hodder, the Company's Vice President and General Counsel, dated February 12, 2007 from the staff of the Commission (the "Staff") regarding the Company's Registration Statement on Form S-1 filed December 19, 2006, as amended by Amendment No. 1

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Clearwire Corporation
February 20, 2007
Page 2


to the Registration Statement on Form S-1 filed on January 8, 2007 and as further amended by Amendment No. 2 to the Registration Statement filed on January 29, 2007. The Staff's comment and the Company's original response provided in the letter dated February 13, 2007 to the Staff are listed below.

1. STAFF'S COMMENT: Please quantify the amount of marketing expense that Intel is committed to spend as you achieve certain network deployment milestones and identify what these milestones are. Disclose as well the portion of revenues received from subscribers that you have agreed to share with Intel.

   PRIOR RESPONSE: We respectfully advise the Staff that the Company is considering the Staff's request to include the amount of marketing expense that Intel is committed to spend on the Mobile WiMAX service and/or enabled devices and the Company will respond in its next amendment.

   We respectfully advise the Staff that the Company believes that the specific percentage of revenue that it has agreed to share with Intel from subscribers using Intel mobile computing devices is not material information for investors as such devices do not currently exist, so no revenue is currently generated from such devices. In addition, the Company believes that current disclosure provides investors with a sufficient understanding of the terms of the Company's future obligations to Intel when revenues from subscribers using Intel mobile computing devices exist.

   ADDITIONAL RESPONSE: We respectfully advise the Staff that after consideration of the Staff's comment, the Company does not believe the amount of marketing expense that Intel is committed to spend is material information for investors. The commitment is not an expense of Clearwire and does not have any financial impact on Clearwire's results of operations or profitability. As noted on page 105 of the Registration Statement, this commitment may be satisfied by Intel marketing either the co-branded service offering by Intel and the Company or WiMAX-enabled devices that are enabled to operate on the Company's network, but may also operate on other networks. Therefore Intel's commitment to spend a specific amount on marketing may be satisfied without specifically promoting Clearwire. In addition, Clearwire is expecting to spend significantly more on marketing than the amount committed by Intel and does not expect the amount to be spent by Intel to represent a material portion of future marketing expense. Given these considerations, we respectfully submit that the marketing commitment by Intel is not material information for the Company's investors.

   We respectfully advise the Staff that the Company believes that the one-time fixed payment for new Intel mobile computing devices that in the future will operate on Clearwire's


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Clearwire Corporation
February 20, 2007
Page 3


   network and the specific percentage of revenue that it has agreed to share with Intel from subscribers using Intel mobile computing devices are not material information for investors. The Company has revised the disclosure on page 105 of the Registration Statement accordingly in response to the Staff's comment. The Company bases its opinion on several considerations. As noted on page 105 of the Registration Statement, the Company does not believe the one-time fixed payment for each new Intel computing device that may be activated on its mobile WiMAX network in the future will materially increase its cost of customer acquisition for these customers. The Company also considers the revenue share with Intel to be analogous in nature and scope to a royalty payment. As such, the Company does not believe that this payment represents a material cost of generating this revenue or will materially impact the profitability of customers acquired in this as opposed to other channels. We respectfully submit that there are numerous examples of similar agreements for royalty payments in the pharmaceutical industry that are also treated on a similarly confidential basis. In addition, both the one-time payment for added Intel devices and the revenue sharing percentage represent commercially sensitive terms negotiated by the parties and their disclosure would impair the parties' ability to negotiate similar terms in the future. Finally, there are no WiMAX revenues currently being realized by Clearwire that would be subject to revenue sharing. Any future revenue sharing depends upon Clearwire's ability to commercialize its WiMAX service, which, as discussed in the Company's risk factors, is subject to a number of technical and operational challenges and risks. The Registration Statement does not predict future WiMAX revenues, either on a gross basis or net basis. If and when Clearwire does provide forward-looking information, including revenues, such financial information would be reported net of Intel's revenue share, thus it is not necessary for an investor to know the actual revenue share percentage. In addition, any revenues generated from subscribers using Intel mobile computing devices is a subset of Clearwire's total revenues. The revenue sharing only applies to future service revenues for Intel based devices, which, in comparison to Clearwire's estimated total future revenues, is an immaterial amount. To the extent that such payments in the future were to prove more relevant, the Company would consider the disclosure of their impact in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's filings at such time.

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Clearwire Corporation
February 20, 2007
Page 4


      We hope that the foregoing has been responsive to the Staff's comment. If you have any questions related to this letter, please contact me at (212) 446-4943.

                                          Sincerely,

                                          /s/ Joshua N. Korff

                                          Joshua N. Korff

Enclosure

cc: Broady R. Hodder, Vice President and General Counsel, Clearwire Corporation Larry Hile, Deloitte & Touche LLP
     Marcus J. Williams, Davis Wright Tremaine LLP
     William H. Hinman, Jr., Simpson Thacher & Bartlett LLP